The share exchange described in this press release involves securities of a Japanese company.  The offer is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws.  It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

[Translation]
June 14, 2017
To whom it may concern:

Company Name:	Nippon Columbia Co., Ltd.
Name of Representative:	Shinichi Yoshida
President and Representative Director
(Code Number: 6791, First Section of the Tokyo Stock Exchange)
Contact:	Chikayo Suzuki, CFO, Director
TEL:	+81-3-6895-9870

Nippon Columbia’s Views on a Proposal by RMB Japan Opportunities Fund, L.P. for a Tender Offer to Purchase Shares of the Common Stock of the Company

Tokyo, June 14, 2017 --- In the announcement entitled “Nippon Columbia’s Position on Certain Media Reports Released Today” dated June 1, 2017, Nippon Columbia Co., Ltd. (the “Company”) announced its views and position as of the said date concerning a proposal (the “Proposal”) from RMB Japan Opportunities Fund, L.P. (“RMB”) for a tender offer to purchase shares of the common stock of the Company (the “Tender Offer”).

At today’s extraordinary meeting of the board of directors, the Company reviewed and discussed the Proposal and the Company’s views with respect to the Proposal taking into account the correspondence with RMB after the above announcement. After such review and discussion, the Company has not considered forming a stronger capital relationship with RMB through the Tender Offer to be more effective for enhancing the Company’s corporate value, compared to the transaction (the “Transaction”) whereby the Company becomes a wholly-owned subsidiary of Faith, Inc. (“Faith”) through a share exchange. The Company herein explains its views and position again.

1. Details of the Proposal
(1) The Company received from RMB a letter concerning the Proposal, dated May 24, 2017 (the “RMB Letter dated May 24”). The substance of the Proposal described in the RMB Letter dated May 24 is as follows:

RMB Capital (“we”) is prepared to make a tender offer for part or all of the common stock of Nippon Columbia Co., Ltd. (“Nippon Columbia”) at the price of JPY 790 per share, subject to the following conditions:

(1)  THAT Nippon Columbia cancel the share exchange agreement entered into with Faith, Inc.;
(2)  THAT Nippon Columbia’s board of directors give full support to the tender offer; and
(3)  THAT Nippon Columbia give full support to our due diligence investigation of Nippon Columbia’s business.

We would like to request Nippon Columbia’s board of directors review our proposal and reply to the proposal by May 29, 2017.

The substance of the Proposal published by RMB, of which the Company is aware, is the same as the substance of the Proposal described in the RMB Letter dated May 24.

(Reference websites:	http://www.businesswire.com/news/home/20170531006533/en/RMB-Capital-Proposed-Friendly-Tender-Offer-Nippon (in English) ;
http://www.businesswire.com/news/home/20170531006534/ja/ (in Japanese))

(2) However, as mentioned in (1) above, the RMB Letter dated May 24 did not state the purpose of the Tender Offer, the specific management policies of the Company’s group that RMB intends to implement after the Tender Offer, the basis of the calculation of the tender offer price in the Tender Offer, the method and details of the Tender Offer (including the number of shares of the common stock of the Company that RMB intends to acquire through the Tender Offer, the timing of the Tender Offer, and the matters related to Faith, which is the Company’s parent company, with respect to the Tender Offer such as the likelihood of acceptance by Faith of the Tender Offer), financing of the funds needed for the Tender Offer, the policy on recovery of capital invested for the Tender Offer, and other matters that are considered definitely necessary to assess and review the Tender Offer. Therefore, the Company’s board of directors was unable to immediately deliberate as to whether the Proposal was acceptable.

On May 29, 2017, the date set as a deadline for our reply to the RMB Letter dated May 24, the Company sent RMB a letter (the “Company Letter dated May 29”), in which the Company requested RMB to clarify the basic matters concerning the Tender Offer, such as those mentioned above. Although we did not think that RMB needed much time to prepare its response, as RMB must have considered these matters before making the Proposal, the Company received no response from RMB until June 5, 2017, a week after the Company Letter dated May 29 was sent. Therefore, on June 5, 2017, the Company again requested RMB to promptly reply to the Company Letter dated May 29.

(3) The Company received from RMB a response dated June 6, 2017 (the “RMB Response dated June 6”) to the Company Letter dated May 29. The RMB Response dated June 6 states as follows:

(i) Purpose of the tender offer
We (Company’s Note: meaning RMB) plan to hold the shares as an investment and may make important proposals from time to time.

(ii)The management policy after the tender offer
We support the incumbent management of Nippon Columbia (Company’s Note: meaning the Company) and its business plan, as well as “the new 360-degree strategy” at Faith, Inc. At present, we do not expect any significant changes in the management and business plan at Nippon Columbia while planning to express our opinions through discussions with the executive team of Nippon Columbia from time to time as we are currently doing. We believe we can contribute to growth in the business of Nippon Columbia through synergies with our domestic and overseas network in the entertainment and technology industries.

(iii) Our tender offer price
Our proposed tender offer price of JPY 790 per share represents an 11.6% premium over the market price of JPY 708 per share on the proposal date. It is above JPY 780 per share, a price implied by the share exchange ratio proposal by Faith, Inc. (the average closing share price of Faith at the Tokyo Stock Exchange for one month until the business day immediately prior to the share exchange announcement on March 28 of JPY 1,322 per share, multiplied by the share exchange ratio of 0.59). It will be paid in cash, not by illiquid common shares of Faith. Our proposed price is within the price range from JPY 770 to JPY 1,080, which was calculated by us using the DCF method based on the information disclosed by Nippon Columbia.

The substance of the response to the Company’s questions published by RMB, of which the Company is aware, is the same as the substance of the response described in the RMB Response dated June 6.

(Reference websites:	http://www.businesswire.com/news/home/20170608006401/en/RMB-Capital-Follow-up-Tender-Offer-Proposal-Nippon (in English) ;
http://www.businesswire.com/news/home/20170608006402/ja/ (in Japanese))

Please note that RMB stated the background of the Proposal on the website above but such background is not mentioned in the RMB Response dated June 6.

 (4) The Company decided to request further explanations and response from RMB because the RMB Response dated June 6 still did not provide all the information necessary for the Company to assess and review the Tender Offer.

More specifically, with respect to the “(ii) The management policy after the tender offer” mentioned in (3) above, the Company has not received any explanation or specific details of the “domestic and overseas network in the entertainment and technology industries” that RMB claims to have, and accordingly, has not been able to understand the relationship between such network and the Company’s business. Consequently, the Company has not been able to assess and review any synergies that may result from the proposed forming of a stronger capital relationship between the Company and RMB through the Tender Offer.

The RMB Response dated June 6 does not contain the reason why RMB, which had been supporting the Transaction, decided to make the Proposal, which is incompatible with the Transaction.
(Reference websites:
http://www.businesswire.com/news/home/20170421005874/en/RMB-Capital-Opposes-Faith%E2%80%99s-Acquisition-Nippon-Columbia (in English);
http://www.businesswire.com/news/home/20170421005875/ja/ (in Japanese))

Therefore, the Company could not understand the reasons why RMB believes that, as compared to the Transaction, the forming of a stronger capital relationship between the Company and RMB through the Tender Offer will better contribute to the enhancement of the Company’s corporate value.

As stated in (2) above, in the Company Letter dated May 29, the Company also requested RMB to answer the Company’s questions regarding the matters concerning, among others, the method and the details of the Tender Offer, financing of the funds needed for the Tender Offer and the policy on recovery of capital invested for the Tender Offer. Nevertheless, as stated in (3) above, the RMB Response dated June 6 did not contain these basic matters concerning the Tender Offer.

Then, on June 8, 2017, the Company sent to RMB another letter (the “Company Letter dated June 8”) and requested that RMB provide by June 11, 2017 an additional explanation of the purpose of the Tender Offer and the management policies after the Tender Offer, and a reply to the questions asked in the Company Letter dated May 29 but not answered in the RMB Response dated June 6.

However, RMB did not respond to the Company Letter dated June 8 by June 11, 2017 (and as of 2 p.m. today , the Company has not received any response to the same from RMB).

2. The Company’s views on the Proposal

The Company held today an extraordinary board of directors meeting, and based on the facts and circumstances described in 1. above, deliberated the Proposal and considered the Company’s view on the Proposal. The Company’s view, developed through such deliberation, is described below.

Please note that in order to avoid conflicts of interest, the directors of the Company, Chairman Mr. Hajime Hirasawa, also serving as CEO & President, Representative Director of Faith; President and Representative Director Mr. Shinichi Yoshida, also serving as Faith’s Consultant for the Faith Group; and Director Mr. Jiro Saeki, also serving as a director of Faith, and an audit & supervisory board member of the Company, Ms. Takako Sugaya, also serving as an audit & supervisory board member of Faith, did not participate in the discussions and deliberations at the extraordinary board of directors meeting.

(1) The Company has come to believe that the Transaction, which is expected to ensure the flexibility of the organizational management and enable the integration of the Company’s and Faith’s business strategies, faster decision-making and efficient use of know-how, human resources and other resources, will contribute to the enhancement of the Company’s corporate value. Therefore, on March 28, 2017, the Company resolved at its board of directors meeting to conduct a share exchange whereby Faith will be the wholly-owning parent company in the share exchange and the Company will be the wholly-owned subsidiary in the share exchange (the “Share Exchange”), and entered into a share exchange agreement (the “Share Exchange Agreement”) with Faith.

On the other hand, the Proposal, which is premised on the forming of a stronger capital relationship between the Company and RMB through the Tender Offer, is incompatible with the Transaction. Hence, the Company determined that it would be appropriate to consider the Proposal mainly from the viewpoint of whether, as compared to the Transaction, the forming of a stronger capital relationship between the Company and RMB through the Tender Offer would contribute more to the improvement of the Company’s corporate value.

In this regard, as stated in 1(4) above, (i) to begin with, as far as judging from the substance of the RMB Response dated June 6, the Company was not able to assess and review any synergies that may result from the forming of a stronger capital relationship between the Company and RMB through the Tender Offer. In addition, (ii) the Company could not receive from RMB any explanation of the reasons why RMB believes that, as compared to the Transaction, the forming of a stronger capital relationship between the Company and RMB through the Tender Offer would contribute more to the improvement of the Company’s corporate value. Furthermore, and (iii) the Company could not receive from RMB any explanation on the matters regarding the method and details of the Tender Offer, financing of the funds necessary for the Tender Offer, the policy on recovery of capital invested for the Tender Offer and other basic matters concerning the Tender Offer.

Therefore, the Company was not able to recognize that, as compared to the Transaction, the forming of a stronger capital relationship between the Company and RMB through the Tender Offer would contribute more to the enhancement of the Company’s corporate value. Rather, the Company cannot but question whether RMB has been seriously considering the Tender Offer from the beginning in light of the fact, among other things, that (a) RMB failed to provide by June 11, 2017 any specific and reasonable reply to the Company Letter dated May 29 in which the Company asked questions regarding the basic matters concerning the Tender Offer, including the matters mentioned in (i) through (iii) above, although these matters should have been considered by RMB in making the Proposal and did not require time for any further preparation, (b) RMB, which had been supporting the Transaction, changed its views suddenly without explanation to the Company and decided to make the Proposal, which is incompatible with the Transaction, and (c) the substance of both the RMB Letter dated May 24 and the RMB Response dated June 6 are extremely abstract and simple. Given such circumstances, the Company is concerned that its consent to the Proposal might in fact undermine its corporate value, and in turn, might compromise the interests of its shareholders.

Based on the considerations above, the Company believes that even taking into consideration the tender offer price in the Tender Offer proposed by RMB, it is the best option for the Company’s minority shareholders to approve the Share Exchange and remain as shareholders of the Faith Group even after the Share Exchange. The Company would appreciate the shareholders’ understanding.

(2) As stated in 1(3) above, RMB has published the background to the Proposal on the website and argues that the share exchange ratio in the Share Exchange (the “Share Exchange Ratio”) totally ignores the intrinsic value of the Company and is unfair. However, the Company believes that the Share Exchange Ratio is not below the share value of the Company’s stock. This is because the Share Exchange Ratio is above the minimal ranges of the share exchange ratio obtained by PLUTUS CONSULTING Co., Ltd., an independent third-party valuation institution, using the market price analysis, the comparable company analysis and the discounted cash flow analysis (for details, please see “Announcement of Conclusion of Share Exchange Agreement to Make Nippon Columbia Co., Ltd. a Wholly-owned Subsidiary of Faith, Inc. through Share Exchange” released by Faith and the Company on March 28, 2017), and is even above the maximum range calculated by the market price analysis.

In addition, on the website mentioned in 1(4) above, RMB argues that the Share Exchange Ratio may be unfairly low for the shareholders of the Company due to the excessively pessimistic earnings forecasts on which the calculation of the share exchange ratio by a third-party valuation institution is based. However, the Company assumes that the package market, which is still main market for the Company, will continuously shrink while the volume of the market has fallen to half of the peak in 1998 and has decreased by 5% to 10% annually in recent years due to progress in Information Technology and changes in consumer preference. On the other hand, the distribution market is on an expanding trend due to the popularization of subscription music services, but this is not enough to compensate for the shrink of the package market which accounts for 73% of the whole Japanese music market. In such a market environment as described above, sales and profits increased in the fiscal year ended March 2017 compared to the preceding fiscal year mainly because sales of major animation-related video titles and new game software titles far surpassed their forecast. However, a substantial decrease of sales and profits is expected in the fiscal year ending March 2018 because it is difficult to forecast the same level of sales in the future business plan. Therefore, the Company understands that the financial projection as of the execution date of the Share Exchange Agreement is not unreasonable.

Moreover, on the website mentioned in 1(3) above, RMB also mentions the fact that the Company announced the Share Exchange on March 28, 2017, three days before the record date (March 31, 2017) for its 166th Annual Shareholders Meeting to be held on June 23, 2017, to which the proposal for the approval of the Share Exchange Agreement is to be presented, and argues that the timing of the announcement of the Share Exchange was inappropriate because it was impossible for shareholders who were unsatisfied with the Share Exchange to acquire additional shares of the common stock of the Company through a tender offer and to reject the proposal to approve the Share Exchange Agreement at the relevant shareholders meeting. However, the implementation of the Share Exchange was determined and announced on March 28, 2017 because the Company took time to carefully and adequately consider the effects of the Share Exchange especially from the viewpoint of protection of the interests of the Company’s minority shareholders, and not for the purpose of eliminating any such tender offer. Therefore, the Company does not believe that the timing of decision-making and announcement of the implementation of the Share Exchange was inappropriate.

END